Buffered Return Enhanced Notes (BREN) Linked to the S&P 500® Index due September 5, 2013 Leveraged upside up to a cap, leveraged downside exposure below buffer	Fact Sheet for Term Sheet No. 1590AF Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: August 14, 2012

General

The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of the S[and]P 500([R]) Index up to the
Maximum Return on the notes. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the
Ending Index Level is less than the Initial Index Level by an amount greater than 10.00% . Any payment on the notes is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:                  2515A1LE9
Issuer:                 Deutsche Bank AG, London Branch
Index Maturity/Tenor:   The Approximately S[and]P 500([R]) 12 Index months (Ticker: SPX)
Face Amount:            $1,000 per note
Upside Leverage Factor: 2
Maximum Return:         11.80%. The actual Maximum Return on the notes will be set on the
                        Trade Date and will not be less than 11.80%.
Buffer Amount:          10.00%
Downside Factor:        1.1111

Payment at Maturity: [] If the Ending Index Level is greater than the Initial Index Level:
                      $1,000 + [$1,000 x the lesser of (I) Index Return x Upside Leverage

Factor and (ii) Maximum Return]

[] If the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by an amount greater than the Buffer Amount:

                                                         $1,000
                      [] If the Ending Index Level is less than the Initial Index Level by an amount greater than the Buffer Amount:
                      $1,000 + [$1,000 x (Index Return + Buffer Amount) x Downside Factor]
Index Return:                Ending Index Level -- Initial Index Level
                                        Initial Index Level
Initial Index Level:  The Index closing level on the Trade Date
Ending Index Level:   The arithmetic average of the Index closing levels on each of the five
                      Averaging Dates
Trade Date:           August 17, 2012
Settlement Date:      August 22, 2012
Averaging Dates:      August 26, 2013, August 27, 2013, August 28, 2013, August 29, 2013
                      and August 30, 2013
Maturity Date:        September 5, 2013
Fees and Commissions: JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its
                      affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face
                      Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of
                      Distribution" in the accompanying term sheet No. 1590AF.

For more information regarding this offering, please refer to the term sheet
No. 1590AF on the SEC website at [ ].

Note Characteristics

[] Potential for enhanced equity returns by the Upside Leverage Factor of 2 up to the Maximum Return.
[] Contingent protection if the Ending Index Level is not less than the Initial
Index Level by an amount greater than the Buffer Amount.

Risk Considerations

[] Appreciation potential capped by the Maximum Return.
[] You will lose some or all of your investment in the notes if the Ending
Index Level is less than the Initial Index Level by an amount greater than the
Buffer Amount.
[] Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
[] Any payment on the notes is subject to the creditworthiness of the Issuer.
[] The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
[] Additional risk factors can be found on the last page of this fact sheet.

Hypothetical Return at Maturity

NOT FDIC / NCUA INSURED OR GUARANTEED * M AY LOSE V ALUE NO BANK GUARANTEE *
NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Index Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Determine the Index Return

Index Return =
__________________________ Ending Index Level -- Initial Index Level

Initial Index Level

Index Return greater than 0%?

Face Amount Face Amount Index Return Upside Leverage Factor Maximum Return

Payment at Maturity = $1,000 + [ $1,000 x the lesser of (i) Index Return x 2 and (ii) Maximum Return ]

The Maximum Return will be set on the Trade Date and will not be less than

11.80% .

Index Return between 0% and -10.00% (inclusive)?

Payment at Maturity = $1,000

Index Return is less than -10.00%

Face Amount is reduced by 1.1111% for every 1% that the Ending Index Level is less than the Initial Index Level by an amount greater than the Buffer Amount.

Therefore, you may lose some or all of your

Face Amount Face Amount Index Return Buffer Amount Downside Factor

Payment at Maturity = $1,000 + [ $1,000 x ( Index Return + 10.00% ) x 1.1111 ]

Hypothetical Payments at Maturity
The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a Buffer Amount of 10.00%, an Upside Leverage Factor of 2 and a Maximum Return on the notes of 11.80%. The actual Maximum Return will be set on the Trade Date.

Percentage Change in Index	Total Return on Notes	Payment at Maturity
100.00%	11.80%	$1,180.00
80.00%	11.80%	$1,180.00
50.00%	11.80%	$1,180.00
20.00%	11.80%	$1,180.00
10.00%	11.80%	$1,180.00
5.90%	11.80%	$1,180.00
5.00%	10.00%	$1,100.00
2.50%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	-11.11%	$888.89
-50.00%	-44.44%	$555.56
-80.00%	-77.78%	$222.22
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR INITIAL INVESTMENT – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% for each 1.00% that the Ending Index Level is less than the Initial Index Level by an amount greater than the 10.00% Buffer Amount.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN  – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the product of the Maximum Return and $1,000 Face Amount.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have. The return on your notes will not reflect the return you would realize if you directly invested in the stocks comprising the S&P 500® Index.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis. We or our affiliates m ay also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes generally should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from tho se described briefly above. In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1590AF, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying suppl ement, term sheet No. 1590AF and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.